November 9, 2006

Via Facsimile (212) 451-2222 and U.S. Mail

Steve Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY  10022

      Re:	Rural/Metro Corporation
      Definitive Additional Materials
Filed November 7, 2006 by Accipiter Life Sciences Fund, LP,
Accipiter
    Life Sciences Fund II, LP, Accipiter Life Sciences Fund
(Offshore),
    Ltd., Accipiter Life Sciences Fund II (Offshore), Ltd.,
Accipiter
Life
    Sciences Fund II (QP), LP, Candens Capital, LLC, Accipiter Capital Management, LLC, Gabe Hoffman, and Nicole Viglucci
		File No. 0-22056

Dear Mr. Wolosky:

      We have the following comments on the above-referenced filing.
1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note, for example:

* your assertion that the company`s filing of a registration statement in February 2006 "has led to expectations among stockholders that an equity offering is imminent that would dilute their interests and depress Rural`s stock price."
* your assertion that "[m]ost companies provide at least some level of financial projections or forecast for transparency regarding the company`s operational benchmarks and goals..."
* your assertion that "Rural`s actions have negatively impacted its stock price."
* your assertion that Rural`s stock price has underperformed significantly.
* your assertions that "[c]learly, the financial markets view Accipiter`s challenge to the incumbent directors as positive for stockholder value."

Closing Comments

      You should furnish a response letter keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label
"CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9207. Please send all correspondence to us at the following ZIP code: 20549-3628.


Sincerely,



Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions

Steve Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
November 9, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE